KRONES AG
(File No. 82-~~3821~~)
082-03871

Q3 2009

Interim report for the period from 1 January to 30 September 2009



KRONES

		Jan–Sep 2009	Jan–Sep 2008	Change
Sales	€ m	1,364.0	1,765.9	–22.8%
New orders, including Lifecycle Service	€ m	1,414.4	1,870.4	–24.4%
Orders on hand at 30 Sep, including Lifecycle Service	€ m	887.8	996.3	–10.9%
Capital expenditures	€ m	62.2	60.3	3.2%
Employees at 30 September				
Worldwide		10,232	10,247	–0.2%
Germany		8,166	8,273	–1.3%
EBITDA	€ m	18.7	164.2	–88.6%
EBIT	€ m	–28.2	127.6	–
EBT	€ m	–26.9	126.8	–
Net income	€ m	–25.4	86.8	–
Earnings per share*	€	–0.85	2.75	–
Cash flow, gross**	€ m	21.5	123.4	–82.6%

* diluted/undiluted, ** net income + depreciation

		1 July– 30 Sep 2009	1 July– 30 Sep 2008	Change
Sales	€ m	439.6	561.0	–21.6%
New orders, including Lifecycle Service	€ m	540.4	627.9	–13.9%
EBITDA	€ m	6.2	48.4	–87.2%
EBIT	€ m	–11.0	35.8	–
EBT	€ m	–11.1	35.0	–
Net income	€ m	–9.4	24.4	–
Earnings per share *	€	–0.31	0.78	–

* diluted/undiluted

Interim report for the period from 1 January to 30 September 2009

Dear shareholders and friends of KRONES,

Almost a year ago, the global economy slid into a deep crisis. KRONES, too, felt the impact of the global recession. A long period of growth came to an end, as our third-quarter figures show. At €1,364.0m, sales in the first nine months of 2009 were down 22.8% compared with the same period of last year. Earnings before taxes dropped from €126.8m to –€26.9m. The good news is: The worst appears to be behind us.

The »drinktec« trade fair is a reliable indicator of sentiment in our industry. It is the world's biggest trade fair for the beverage and packaging industry. This year's fair took place from 14 to 19 September in Munich – and it gave us plenty of reason for optimism. As we see it, the industry has recovered from its shock-induced paralysis and is coming back to life. The excellent response from our customers at the fair confirms to us that we are on the right track. Our strategy of taking a holistic approach and serving as a full-service supplier continues to pay off. It sets us apart from the competition. In addition, customers are still interested in KRONES machinery and lines that can reduce their operating costs significantly for the long term. That proves that our »enviro« sustainability programme is perfectly matched to the times.

Although we can now look to the future with more confidence, we do not want to be overly optimistic. Our markets have not yet stabilised and our customers' financing options are still limited. Nevertheless, we will continue to work hard to make improvements in all areas of our company. True to our motto, »We do more.«

Volker Kronseder
Chairman of the
Executive Board

Hans-Jürgen Thaus
Deputy Chairman of the
Executive Board

Global economy on the road to recovery

There are increasing signs that the global recession is nearing its end. Asia, in particular, is once again beginning to provide momentum for the global economy. The expansionary monetary and fiscal policy measures that have been implemented worldwide are having positive effects on the economy as hoped. Rescue programmes for banks have also contributed to the recovery. Economists at the International Monetary Fund (IMF) expect the contraction of the global economy to be just 1.1% for 2009 compared with 2008, instead of 1.4% as previously predicted. The IMF has also revised its growth forecast for next year upward from 2.5% to 3.1%.

The global economy is recovering from the recession more quickly than expected, due in part to government stimulus programmes.

In the US, the economy is expected to recover despite continued high unemployment. After a 2.7% drop in the gross domestic product (GDP) this year, the IMF expects the US to grow its GDP by 1.5% in 2010. Predictions for economic growth in China and India for 2010 are considerably higher (9.0% and 6.4%, respectively). Economic recovery in the euro area is expected to be slow. Following a decline of 4.2% this year, the IMF expects euro area GDP growth in 2010 to be 0.3%. For Germany, too, the outlook has improved slightly. GDP is expected to be around 0.7% higher in the third quarter of 2009 than it was in the second quarter. For the year as a whole, the contraction of Germany's economic output will likely be less drastic than recently feared. The IMF expects a contraction of 5.3%. For 2010, IMF experts are forecasting GDP growth of 0.3%. Until now, the IMF was predicting a further contraction of the German economy in 2010.

Machinery sector still on the downswing

When this publication went to press, new orders in the German machinery sector were still falling unabated. In August 2009, German machinery manufacturers received 43% fewer orders than a year earlier. A comparison of the three-month period from June through August (which is less heavily affected by short-term fluctuations) for 2009 and 2008 reveals a 44% drop in orders. Orders from within Germany dropped as sharply as orders from abroad. Nevertheless, the German Engineering Federation (VDMA) sees light at the end of the tunnel. The VDMA believes the orders situation has bottomed out and expects the total drop in output over the course of this year to be 20%.

New orders in Germany's machinery sector


160
150
140
130
120
110
100
90
80
70
Germany
Rest of world
1998 1999 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009

price-adjusted index, 2005 basis = 100

Source: VDMA, 30 September 09

Sales for first three quarters down 22.8% year-on-year

In the first nine months of 2009, the economies in most regions were in recession. As a result, companies in the beverage and packaging industry cut capital spending sharply. Banks' reluctance to lend also limited companies' ability to purchase new equipment. Our business suffered under the difficult overall economic conditions. Compared with last year, sales at KRONES were down 22.8% in the first three quarters of 2009, to €1,364.0m (previous year: €1,765.9m).

The market as a whole contracted even more severely. Some competitors gave customers deep discounts in an effort to keep production running at capacity. KRONES has not been forced to fight for orders on all fronts.

In the months from July to September 2009, sales were down 21.6% compared to the third quarter of 2008, from €561.0m to €439.6m.

The global recession curtailed our customers' willingness to spend and cut sharply into sales in the first three quarters.

KRONES Group sales, in €m,
1 January–30 September


1,208.0
1,340.4
1,569.7
1,765.9
1,364.0
2005
2006
2007
2008
2009

KRONES Group sales, in €m,
1 July–30 September


387.3
420.0
515.8
561.0
439.6
2005
2006
2007
2008
2009

Sales by region

In the first nine months of 2009, sales in Germany were down 34.0% year-on-year to €148.6m (year-earlier period: €225.0m). After a strong first half, business was down sharply in the third quarter, due in part to invoice timing. Domestic sales amounted to 10.9% of total consolidated sales in the first three quarters.

In the rest of Europe, sales were down 43.7% year-on-year, from €744.1m to €419.2m. Because of the massive economic collapse in Eastern Europe, that region brought the biggest drop in sales within Europe for KRONES. European sales (excluding Germany) contributed 30.7% of total consolidated sales in the first nine months of the year.

From January to September 2009, KRONES' sales revenues in the rest of the world (€796.2m) were almost unchanged from last year (€796.8m). Business was especially robust in Africa, China, and South America. Sales were much slower year-on-year in North America. All told, 58.4% of KRONES' sales revenues for the first nine months were generated outside Europe.

New orders and orders on hand

Positive new orders trend

After a very weak first quarter of 2009, new orders at KRONES picked up increasing momentum over the course of the year.

In the first nine months of 2009, our customers held back on capital spending due to the global economic crisis. In particular, new orders in the first two quarters of this year were well below last year's level. Demand for KRONES machines and lines picked up again in the third quarter – particularly the latter part of the quarter – due in part to the positive response at the »drinktec« trade fair. From January to September 2009, new orders were down 24.4% compared with the year-earlier period, to €1,414.4m. Despite the unfavourable environment overall, there were regions from which orders intake did not slow at all during the reporting period, including China, Africa, and South America. Business in Western Europe also picked up slightly in recent months. On the other hand, new orders from Eastern Europe and North America fell far short of last year's levels. At €540.4m, new orders for the third quarter of 2009 were down 13.9% from the third quarter of last year (€627.9m). The negative new orders figure for the year has become progressively smaller from one quarter to the next since the start of the year. Compared with the second quarter of 2009, orders intake was up 17.6% in the third quarter.

KRONES Group new orders, in €m
1 January–30 September


1,341.6
1,458.4
1,762.8
1,870.4
1,414.4
2005
2006
2007
2008
2009

KRONES Group new orders, in €m
1 July–30 September


503.7
516.5
653.3
627.9
540.4
2005
2006
2007
2008
2009

Orders backlog is growing again

At 30 September 2009, KRONES had an orders backlog of €887.8m. That is 10.9% less than a year earlier (€996.3). Since the end of the first half of 2009, the orders backlog has grown by around €100m. This is another indication that our business has picked up again in recent months.

KRONES Group orders on hand at 30 September, in €m


783.5
808.6
939.9
996.3
887.8
2005
2006
2007
2008
2009

Earnings

KRONES posts €25.4m loss for first nine months of 2009

The difficult market situation and the associated drop in sales weighed heavily on earnings at KRONES in the first nine months of 2009. Together with the works council, the management developed and implemented a raft of measures under the heading »Conversion« back in the fourth quarter of 2008. Since the drop in volume and prices was especially sharp in the first half of 2009, the savings achieved under »Conversion« were not enough to prevent a loss for the first three quarters of the year. At 30 September 2009, earnings before taxes (EBT) were -€26.9m. In the first nine months of last year, the company generated EBT of €126.8m. After posting consolidated net income of €86.8m for the year-earlier period, the group has a net loss of €25.4m for the current reporting period. That corresponds to a loss per share of €0.85 (previous year: earnings per share of €2.75).

KRONES' earnings were down in the first three quarters compared with last year.

KRONES Group earnings before taxes (EBT), in €m, 1 January–30 September


66.7
76.4
105.0
126.8
–26.9
2005
2006
2007
2008
2009

KRONES Group earnings before taxes (EBT), in €m, 1 July–30 September


13.5
16.2
29.3
35.0
–11.1
2005
2006
2007
2008
2009

In the third quarter of 2009, earnings before taxes fell from €35.0m last year to –€11.1m. In the third quarter of this year, earnings after taxes were –€9.4m (previous year: €24.4m), and earnings per share were –€0.31 (previous year: €0.78).

Despite the loss, KRONES' assets and financial situation remain sound. Moreover, it now seems that the overall savings that can be achieved under the »Conversion« programme will be greater than expected. From today's perspective, we expect to more or less break even in the fourth quarter of this year.

KRONES Group net income, in €m 1 January–30 September


45.3
48.5
66.1
86.8
–25.4
2005
2006
2007
2008
2009

KRONES Group net income, in €m 1 July–30 September


9.1
10.4
18.5
24.4
–9.4
2005
2006
2007
2008
2009

KRONES Group earnings structure, in €m

	2009 1 Jan–30 Sep	2008 1 Jan–30 Sep	Change in %
Sales revenues	**1,364.0**	1,765.9	–22.8
Changes in inventories of finished goods and work in progress	**–49.5**	45.2	–
Total operating revenue	**1,314.5**	1,811.1	–27.4
Goods and services purchased	**–676.0**	–937.2	–27.9
Personnel expenses	**–458.7**	–495.6	–7.4
Other operating income (expenses) and own work capitalised	**–161.1**	–214.1	–24.8
EBITDA	**18.7**	164.2	–88.6
Depreciation, amortisation, and write-downs on non-current assets	**–46.9**	–36.6	28.1
EBIT	**–28.2**	127.6	–
Financial income (expense)	**1.3**	–0.8	–
EBT	**–26.9**	126.8	–
Taxes on income	**1.5**	–40.0	–
Net income	**–25.4**	**86.8**	–

With »Conversion«, we are paring our operating expenses down to match our lower business volume.

Despite extensive cost-cutting measures, the decline in sales and total operating revenue cut sharply into earnings at KRONES in the first nine months. Analysis of the abridged income statement makes this very clear. Since we have maintained our core workforce even during the difficult economic cycle, personnel expenses were down only 7.4% in the first three quarters compared with the year earlier period, to €458.7m. This reduction was due to the fact that we introduced short-time working schemes (in which the government partly compensates employees for the reduced working hours) in many departments in July and to employees forgoing performance-based elements of their pay. The ratio of personnel expenses to total operating revenue (€1,314.5m) rose from 27.4% a year ago to 34.9%. However, compared with the second quarter of 2009, the same ratio improved in the third quarter – from 36.0% to 33.7%.

Expenses for goods and services purchased declined 27.9% to €676.0m in the first nine months compared with the year-earlier period. The cost of services purchased dropped considerably. This figure includes expenditures for temporary workers. Of the 900 or so temporary workers the company used to employ, only a few specialists were still with the company at the end of the third quarter. The ratio of spending for goods and services purchased to total operating revenue declined from 51.7% a year ago to 51.4% during the reporting period.

A key goal of our »Conversion« programme is to cut other operating expenses to bring them into line with our lower revenues. A look at the balance of other operating income and expenses and own work capitalized shows that our efforts are already bearing fruit. At –€161.1m at the end of the third quarter, this figure was 24.8% lower than a year ago.

KRONES Group consolidated cash flow statement, in € m

	2009 1 Jan–30 Sep	2008 1 Jan–30 Sep	Change in %
EBT	**–26.9**	126.8	–153.7
Cash flow from operating activities	**87.0**	–5.5	92.5
Cash flow from investing activities	**–60.2**	–58.3	–1.9
Free cash flow	**26.8**	**–63.8**	90.6
Cash flow from financing activities	**–42.2**	21.9	–64.1
Net change in cash and cash equivalents	**–15.4**	–41.9	26.5
Change in cash and cash equivalents arising from exchange rates	**–0.6**	–0.3	–0.3
Cash and cash equivalents at the beginning of the period	**108.4**	53.8	54.6
Cash and cash equivalents at the end of the period	**92.4**	**11.6**	80.8

KRONES generated €26.8m in free cash flow in the first nine months.

Although earnings before taxes were –€26.9m, we generated positive cash flow of €87.0m from operating activities in the first nine months of 2009 (previous year: –€5.5m). Optimised working capital management contributed significantly to this improvement since we reduced the balance of inventories, receivables, and other assets by €122.1m in the first nine months (previous year: increase of €51.5m).

From January to September 2009, the company spent €62.2m on property, plant and equipment and intangible assets (previous year: €60.3m). Free cash flow – that is, cash flow from operating activities less capital expenditure – improved by €90.6m in the first nine months of 2009 compared with the year-earlier period, to €26.8m, despite the tense earnings situation.

Under our now-complete share buyback programme, we bought around 1.4m of our own shares on the stock market. KRONES spent €37.1m on this share buyback. KRONES also paid out €18.1m in dividends to shareholders (previous year: €22.1m). We repaid more than €67m in short-term loans in the third quarter. At 30 September, our total liabilities to banks were just €14.9m. Taking into account changes due to exchange rates, cash and cash equivalents were up from €11.6m at 30 September 2008 to €92.4m at 30 September 2009.

KRONES Group cash flow from operating activities, in €m, 1 January–30 September


87.0
–49.6
–61.9
–12.3
–5.5
2005
2006
2007
2008
2009

Balance sheet structure

KRONES Group asset and capital structure, in € m

	30 Sep 2009	31 Dec 2008	31 Dec 2007	31 Dec 2006
Non-current assets	**542**	534	475	430
of which property, plant and equipment, intangible assets, and financial assets	**495**	482	422	374
Current assets	**1,169**	1,291	1,209	1,042
of which cash and equivalents	**92**	108	54	58
Equity	**700**	790	708	629
Total debt	**1,011**	1.035	976	843
Non-current liabilities	**138**	144	155	147
Current liabilities	**873**	891	821	696
Total	**1,711**	**1,825**	**1,684**	**1,472**

Due primarily to the lower sales volume, total assets at 30 September 2009 were €1,711.0m, which is 6.3% lower than on the balance sheet date for 2008.

At the end of the third quarter, property, plant and equipment, intangible assets, and financial assets within non-current assets totalled €495.3m (31 December 2008: €482.0m). Of this, €394.8m were property, plant and equipment and €86.0m were intangible assets. Development costs that must be capitalized account for the lion's share of the intangible assets. At 30 September 2009, KRONES had non-current assets totalling €541.9m (31 December 2008: €534.3m).

At the end of the third quarter, current assets amounted to €1,169.1m, down 9.4% from the 2008 balance sheet date. In the first nine months of 2009, KRONES reduced inventories and trade receivables considerably. Although the company spent €37.1m to buy its own shares and paid out dividends of €18.1m, KRONES still had cash and cash equivalents totalling €92.4m at the end of September (31 December 2008: €108.4m).

KRONES Group capital expenditures, in €m, 1 January–30 September


44.8
49.4
60.9
60.3
62.2
2005
2006
2007
2008
2009

Despite posting a loss for the first nine months, KRONES still has a strong equity position.

At 30 September 2009, KRONES' non-current liabilities were down to €137.5m, from €144.1m at the end of 2008. The biggest single items here were provisions for pensions (€78.0m) and other provisions (€38.5m).

Current liabilities amounted to €873.2m at the end of September (31 December 2008: €891.0m). Advance payments received from customers were up considerably from the end of 2008 due to various larger orders. On the other hand, trade payables and other liabilities and accruals declined sharply. Current bank debt amounted to just €14.3m.

Reasons for the decrease in equity in the first nine months of 2009 from €790.0m to €700.3m include the negative earnings figure as well as the share buyback programme, since the funds used to purchase the shares were recognised in equity. Our equity ratio was 40.9% at 30 September. Excluding treasury shares, however, it was almost unchanged at 43.1% (31 December 2008: 43.3%). Thus, KRONES still has a very sound capital structure. This strong equity position gives us competitive advantages, particularly in difficult economic times.

KRONES Group cash and cash equivalents, in €m, at 30 September


92.4
47.5
20.9
18.8
11.6
2005
2006
2007
2008
2009

Workforce slightly smaller year-on-year

The KRONES Group employed a total of 9,992 people at the end of September 2009 (previous year: 10,033), of which 8,166 were in Germany. On 1 September, 136 young people began training with our company. KRONES continues to offer outstanding training opportunities to young people embarking on their careers, even in difficult economic times. At 30 September, the total number of trainees at KRONES was 531 (previous year: 493).

Sales by segment 1 Jan–30 Sep 2009


Machines/lines
for product filling
and decoration
81.2%* (€1,107.6m)
Machines/lines
for beverage production/
process technology
14.8%* (€202.5m)
Machines/lines for
the low output range
(KOSME)
4.0%* (€53.9m)

* Share of consolidated sales totalling €1,364.0m

Sales by segment 1 Jan–30 Sep 2008


Machines/lines
for product filling
and decoration
84.0%* (€1,483.3m)
Machines/lines
for beverage production/
process technology
12.6%* (€223.3m)
Machines/lines for
the low output range
(KOSME)
3.4%* (€59.3m)

* Share of consolidated sales totalling €1,765.9m

Segment revenues

Sales from January to September 2009 were down from last year in all three of KRONES' segments.

In the first nine months of 2009, sales in our core segment, »machines and lines for product filling and decoration«, declined 25.3% compared with the year-earlier period, to €1,107.6m (previous year: €1,483.3m). International beverage companies were reluctant to invest due to the weak economy. Sales of complete bottling lines suffered especially. The segment contributed 81.2% of total sales in the first three quarters (previous year: 84.0%).

Sales in the »machines and lines for beverage production/process technology« segment decreased 9.3% to €202.5m in the first nine months of this year, from €223.3m a year earlier. Brisk demand for brewhouses and other process engineering products among breweries in Africa prevented a sharper drop in sales. The segment's share of total sales grew from 12.6% last year to 14.8%.

Between January and September 2009, sales in our smallest segment, »machines and lines for the low output range (KOSME)«, were down 9.1% year-on-year to €53.9m (previous year: €59.3m). With banks still holding back on lending, it is easier for customers to finance products from KOSME, which are less costly than our more powerful lines. This fact kept the drop in sales relatively small. KOSME contributed 4.0% to total sales in the first nine months of 2009 (previous year: 3.4%).

Segment earnings

Earnings before taxes (EBT) in the »machines and lines for product filling and decoration« segment declined in the first nine months of 2009 from €123.9m a year earlier to –€14.3m. Our production capacities were not fully utilised due to the sharp drop in sales. That and poor price quality had an impact on segment earnings. The EBT margin, the ratio of earnings before taxes to sales, was –1.3% after the first nine months of 2009 (previous year: 8.4%).

The »machines and lines for beverage production/process technology« segment generated a loss before taxes of €9.3m in the period from January to September 2009. In the same period of last year, the segment had earnings before taxes totalling €2.5m. An unfavourable product mix kept the segment in the red in the third quarter despite a sharp upswing in sales. The EBT margin for the reporting period was down from 1.1% a year ago to –4.6%. However, the third-quarter EBT margin was up 2.3 percentage points compared with the first half of 2009.

At 30 September 2009, the »machines and lines for the low output range (KOSME)« had a loss before taxes of €3.3m (previous year: EBT of €0.4m). KRONES has restructured production processes at KOSME and is working to make the segment's manufacturing even more efficient. Compared with the second quarter of 2009, third-quarter EBT was up €1.5m. The segment's EBT margin for the first nine months was –6.1% (previous year: 0.7%).

Product filling and decoration		[redacted]	1 Jan to 30 Sep 2008
EBIT	in € m		124.4
EBT	in € m		123.9
EBT margin	in %		8.4

Beverage production/process technology		1 Jan to 30 Sep 2009	1 Jan to 30 Sep 2008
EBIT	in € m	–9.3	2.5
EBT	in € m	–9.3	2.5
EBT margin	in %	–4.6	1.1

KOSME		**1 Jan to 30 Sep 2009**	1 Jan to 30 Sep 2008
EBIT	in € m	**–2.8**	0.7
EBT	in € m	**–3.3**	0.4
EBT margin	in %	**–6.1**	0.7

KRONES share climbs 33.9% in the third quarter

The improved outlook for the global economy and low interest rates drove the stock markets further upward in the third quarter. The DAX gained almost 19% from July to September 2009. Germany's leading share index also gained 19% since the start of the year. The MDAX climbed 28% in the third quarter, benefiting from the fact that the improved economic outlook had investors turning increasingly to cyclical stocks. The MDAX is heavy with cyclical stocks. The index gained 31.6% over the first nine months of 2009.

The KRONES share benefited from rising demand for sound stocks. From July to September 2009, the share price rose 33.9%, more than making up the losses from the first half. At €36.32 on 30 September 2009, the share was up 16.9% from the start of the year.

KRONES share 1 January to 30 September 2009


41.00
40.00
39.00
38.00
37.00
36.00
35.00
34.00
33.00
32.00
31.00
30.00
29.00
28.00
27.00
26.00
25.00
24.00
23.00
22.00
January February March April May June July August Sep
KRONES share MDAX (indexed)

The KRONES share price rose sharply in the third quarter. At €36.32, our share closed 16.9% higher at the end of September than it had started the year.

Successful Capital Market Day at »drinktec«

On 17 September, KRONES held a Capital Market Day at »drinktec«, the world's largest trade fair for the beverage industry. Nearly 30 analysts attended and learned about the company's technology and new products first hand. The analysts listened intently to presentations by our Deputy Chairman and CFO Hans-Jürgen Thaus and Chief R&D Officer Christoph Klenk. After the presentation, the two executives gave the analysts a guided tour of the KRONES booth.

Risk management system is always evolving

KRONES is exposed to a variety of risks that are inextricably linked with doing business globally. We continuously monitor and control all significant business processes to identify risks early and to actively manage and limit them. An internal monitoring and control system with which we record, analyse, and assess all relevant risks is an integral part of the risk management system at KRONES. Our risk management system consists of the following modules: risk analysis, risk monitoring, and risk planning and management.

Risk analysis

In order to identify risks early, we continuously monitor all business activities. We conduct a profitability analysis on all of our quotes before accepting an order. For orders that exceed a specified volume, we also conduct a multi-dimensional risk analysis. Apart from profitability, we also individually record and evaluate financing risks, technological risks, and scheduling and other contractual risks.

Risk monitoring

We use a variety of interlinked controlling processes to monitor risks within the KRONES Group. Regular comprehensive reports from the individual business units keep the Executive Board and other decision-makers apprised of all possible risks and deviations from company planning in a timely manner.

Risk planning and management

We use the following tools to plan our business activities and control risk within our risk monitoring and control system: annual planning, medium-term planning, strategic planning, rolling forecasts, monthly and quarterly reports, capital expenditure planning, production planning, capacity planning, project controlling, accounts receivable management, exchange rate hedges, and insurance policies.

Threats

Viewed from today's perspective, KRONES is not exposed to any risks that threaten the Group's continued existence. A detailed discussion of the risks faced by the company and a description of our risk management can be found in the Management Report beginning on p. 48 of our 2008 Annual Report. There have been no material changes with respect to the company's key risks for the fourth quarter of 2009 since the statements made in the annual report.

KRONES aiming to break even in the fourth quarter of 2009

KRONES likely to be back on track for success next year.

The outlook for the global economy has improved in recent months. Most experts now believe that the economy is recovering. Our industry, too, has left the bottom behind and business is picking up again. Therefore, we are looking to the future with reserved optimism. However, we still face several challenges. Our customers still have difficulty obtaining financing for planned investments because credit is increasingly hard to come by. The earnings quality of some of our orders is unsatisfactory because prices are still under pressure from a generally smaller market volume.

KRONES will continue to push forward the efforts launched under the »Conversion« programme, with which we have been actively countering the effects of the downturn since the fourth quarter of 2008. Since »Conversion« is already bearing fruit and new orders recently rose, we assume that the company can break even in the fourth quarter. For the year 2009 as a whole, KRONES expects sales to be down 20% to 25% compared with last year. The ratio of the net loss for the year to sales will be in the low single-digits. Despite this expected loss, the company's assets and financial position remain sound.

Our very successful showing at the world's largest trade fair for our industry, »drinktec«, gives us confidence that we will be back on track for profits next year. From today's perspective, we expect sales to grow again and earnings before taxes to be positive again in 2010.



Consolidated balance sheet

Assets	30 Sep 2009		31 Dec 2008	
	in €m	in €m	in €m	in €m
Intangible assets	86.0		79.8	
Property, plant and equipment	394.8		386.7	
Financial assets	14.5		15.5	
Property, plant and equipment, intangible assets, and financial assets	**495.3**		**482.0**	
Deferred tax assets	8.7		9.3	
Trade receivables	19.0		24.8	
Current tax receivables	12.8		12.1	
Other assets	6.1		6.1	
Non-current assets		**541.9**		**534.3**
Inventories	508.5		568.6	
Trade receivables	440.2		529.0	
Current tax receivables	3.1		5.1	
Other assets	124.9		79.7	
Cash and cash equivalents	92.4		108.4	
Current assets		**1,169.1**		**1,290.8**
Total		**1,711.0**		**1,825.1**

Equity and liabilities	30 Sep 2009		31 Dec 2008	
	in €m	in €m	in €m	in €m
Equity*		**700.3**		**790.0**
Provisions for pensions	78.0		74.5	
Deferred tax liabilities	12.1		14.7	
Other provisions	38.5		40.7	
Liabilities to banks	0.6		0.6	
Trade payables	0.1		0.1	
Other financial liabilities	2.9		7.1	
Other liabilities	5.3		6.4	
Non-current liabilities		**137.5**		**144,1**
Other provisions	128.8		121.4	
Provisions for taxes	9.2		17.2	
Liabilities to banks	14.3		0.1	
Advance payments received	404.4		288.7	
Trade payables	121.3		160.4	
Other financial liabilities	10.3		37.1	
Other liabilities and accruals	184.9		266.1	
Current liabilities		**873.2**		**891.0**
Total		**1,711.0**		**1,825.1**

*The decrease in equity of €37.1m at 30 September 2009 results from the share buyback programme.

Consolidated income statement

	2009 1 Jan–30 Sep in €m	2008 1 Jan–30 Sep in €m	Change %
Sales revenues	**1,364.0**	**1,765.9**	**–22.8**
Changes in inventories of finished goods and work in progress	–49.5	45.2	–
Total operating revenue	**1,314.5**	**1,811.1**	**–27.4**
Goods and services purchased	–676.0	–937.2	–27.9
Personnel expenses	–458.7	–495.6	–7.4
Other operating income (expenses) and own work capitalised	–161.1	–214.1	–24.8
Depreciation, amortisation, and write-downs on non-current assets	–46.9	–36.6	28.1
EBIT	**–28.2**	**127.6**	–
Net financial income (expense)	1.3	–0.8	–
Earnings before taxes (EBT)	**–26.9**	**126.8**	–
Taxes on income	1.5	–40.0	–
Net income	**–25.4**	**86.8**	–
Profit (loss) share of minority interests	0.1	–0.2	–
Profit (loss) share of shareholders of KRONES Group	–25.5	87.0	–
Earnings per share (diluted/basic) in €	–0.85	2.75	–

	2009 Q3 €m	2008 Q3 €m	Change %
Sales revenues	**439.6**	**561.0**	**–21.6**
Changes in inventories of finished goods and work in progress	18.1	16.2	–
Total operating revenue	**457.7**	**577.2**	**–20.7**
Goods and services purchased	–237.8	–297.4	–20.0
Personnel expenses	–154.4	–160.6	–3.9
Other operating income (expenses) and own work capitalised	–59.3	–70.8	–16.2
Depreciation, amortisation, and write-downs on non-current assets	–17.2	–12.6	36.5
EBIT	**–11.0**	**35.8**	–
Net financial income (expense)	–0.1	–0.8	–
Earnings before taxes (EBT)	**–11.1**	**35.0**	–
Taxes on income	1.7	–10.6	–
Net income	**–9.4**	**24.4**	–
Profit (loss) share of minority interests	0.0	–0.2	–
Profit (loss) share of shareholders of KRONES Group	–9.4	24.6	–
Earnings per share (diluted/basic) in €	–0.31	0.78	–

Consolidated cash flow statement

	2009 1 Jan to 30 Sep €m	2008 1 Jan to 30 Sep €m
Earnings before taxes	**–26.9**	**126.8**
Depreciation and amortisation (reversals)	46.9	36.6
Increase in provisions	0.7	23.9
Deferred tax item changes recognised in income	–1.8	–4.2
Interest expenses and interest income	–1.5	2.4
Proceeds and losses from the disposal of non-current assets	–0.4	–0.6
Other non-cash income and expenses	2.7	–2.9
Decrease (2008: Increase) in inventories, trade receivables and other assets not attributable to investing or financing activities	122.1	–51.5
Decrease in trade payables and other liabilities not attributable to investing or financing activities	–41.5	–102.2
Cash generated from operating activities	**100.3**	**28.3**
Interest paid	–2.7	–3.4
Income taxes paid and refunds received	–10.6	–30.4
Cash flow from operating activities	**87.0**	**–5.5**
Cash payments to acquire intangible assets	–24.8	–19.6
Proceeds from the disposal of intangible assets	0.0	0.4
Cash payments to acquire property, plant and equipment	–37.4	–40.7
Proceeds from the disposal of property, plant and equipment	1.3	1.2
Cash payments to acquire financial assets	0.0	–1.0
Cash payments to acquire shares in associated enterprises	–3.1	0.0
Interest received	3.8	1.4
Cash flow from investing activities	**–60.2**	**–58.3**
Cash payments to company owners	–18.1	–22.1
Cash payments to acquire treasury shares	–37.1	0.0
Proceeds from new borrowing	14.2	45.2
Cash payments to pay lease liabilities	–1.2	–1.2
Cash flow from financing activities	**–42.2**	**21.9**
Net change in cash and cash equivalents	–15.4	–41.9
Change in cash and cash equivalents arising from exchange rates	–0.6	–0.3
Cash and cash equivalents at the beginning of the period	**108.4**	**53.8**
Cash and cash equivalents at the end of the period	**92.4**	**11.6**

Consolidated statement of changes in equity

	Parent company							Minority interest	Group equity
	Capital stock	Capital reserves	Retained earnings	Currency differences in equity	Other reserves	Group profit	Equity	Equity	
	in €m	in €m	in €m	in €m	in €m	in €m	in €m	in €m	in €m
At 31 December 2007	**40.0**	**103.7**	**409.3**	**–5.7**	**0.7**	**158.4**	**706.4**	**1.6**	**708.0**
Dividend payment (€0.70 per share)						–22.1	**–22.1**		**–22.1**
Consolidated net income 9 months 2008						87.0	**87.0**	–0.2	**86.8**
Allocation to retained earnings			32.0			–32.0	**0.0**		**0.0**
Currency differences				–0.3			**–0.3**		**–0.3**
Hedge accounting					–3.5		**–3.5**		**–3.5**
At 30 September 2008	**40.0**	**103.7**	**441.3**	**–6.0**	**–2.8**	**191.3**	**767.5**	**1.4**	**768.9**
Consolidated net income Q4 2008						19.9	**19.9**	–0.2	**19.7**
Allocation to retained earnings			35.4			–35.4	**0.0**		**0.0**
Currency differences				–2.9			**–2.9**		**–2.9**
Hedge accounting					4.3		**4.3**		**4.3**
At 31 December 2008	**40.0**	**103.7**	**476.7**	**–8.9**	**1.5**	**175.8**	**788.8**	**1.2**	**790.0**
Dividend payment (€0.60 per share)						–18.1	**–18.1**		**–18.1**
Consolidated net income 9 months 2009						–25.5	**–25.5**	0.1	**–25.4**
Treasury shares		–37.1					**–37.1**		**–37.1**
Allocation to retained earnings			18.0			–18.0	**0.0**		**0.0**
Currency differences				–4.8			**–4.8**		**–4.8**
Changes in the consolidated group			–2.6				**–2.6**	–1.2	**–3.8**
Hedge accounting					–0.5		**–0.5**		**–0.5**
At 30 September 2009	**40.0**	**66.6**	**492.1**	**–13.7**	**1.0**	**114.2**	**700.2**	**0.1**	**700.3**

Consolidated statement of income and expenses recognised in equity

	2009 1 Jan–30 Sep in €m	2008 1 Jan–30 Sep in €m
Consolidated earnings	–25.4	86.8
Difference from currency translation	–4.8	–0.3
Available-for-sale financial instruments		
Derivative financial instruments	–0.5	–3.5
Total income and expenses recognised directly in equity	–5.3	–3.8
Total income and expenses recognised in equity	**–30.7**	**83.0**
of which minority interests	0.1	–0.2
of which KRONES Group interests	–30.8	83.2

KRONES Group segment reporting

	Machines and lines for product filling and decoration		Machines and lines for beverage production/ process technology		Machines and lines for the low output range (KOSME)		KRONES Group	
	2009 1 Jan–30 Sep in €m	2008 1 Jan–30 Sep in €m	2009 1 Jan–30 Sep in €m	2008 1 Jan–30 Sep in €m	2009 1 Jan–30 Sep in €m	2008 1 Jan–30 Sep in €m	2009 1 Jan–30 Sep in €m	2008 1 Jan–30 Sep in €m
Sales revenues	1,107.6	1,483.3	202.5	223.3	53.9	59.3	1,364.0	1,765.9
EBIT	–16.1	124.4	–9.3	2.5	–2.8	0.7	–28.2	127.6
Employees at 30 Sep*	8,871	8,951	612	578	509	504	9,992	10,033
EBT margin	–1.3%	8.4%	–4.6%	1.1%	–6.1%	0.7%	2.0%	7.2%
EBT	–14.3	123.9	–9.3	2.5	–3.3	0.4	–26.9	126.8

* Consolidated group

General disclosures

Legal basis

The consolidated financial statements of KRONES AG (»KRONES GROUP«) for the period ended 30 September 2009 have been prepared in accordance with the International Financial Reporting Standards (IFRS) of the International Accounting Standards Board (IASB), London, applicable on the reporting date, including the interpretations issued by the International Financial Reporting Interpretation Committee (IFRIC) as adopted by the European Union. No early application was made of IFRSs that had not yet entered into force or their interpretations.

Minority interests in group equity are stated on the balance sheet as a special item within equity. Profit or loss shares attributable to minority interests are recognised on the income statement as part of consolidated earnings. The shares of consolidated earnings allocated to equity holders of the parent company and to minority interests are presented separately.

Minority interests have been added to the statement of changes in equity.

The following explanatory notes comprise disclosures and remarks that, under IFRS, must be included as notes to the consolidated financial statements in addition to the balance sheet, income statement, statement of changes in equity, and cash flow statement.

The »nature of expense« method has been used for the income statement. The group's reporting currency is the euro.

Consolidated group

Besides KRONES AG, the consolidated financial statements for the period ended 30 September 2009 include all material domestic and foreign subsidiaries in which KRONES AG holds more than 50% of the voting rights.

SMEFIN S.R.L., Roverbella, Italy, was acquired in fiscal 2009 and acquisition accounting was done to include it in the consolidated group.

KRONES AG holds a direct 100% stake in this company. With the acquisition of SMEFIN S.R.L., Roverbella, Italy, KRONES AG now holds an indirect and direct 100% stake in KOSME S.R.L., Roverbella, Italy. The first-time consolidation of the new shares was effected at the time of acquisition.

A complete presentation of investment holdings will be published in the electronic Federal Gazette (elektronischer Bundesanzeiger).

Consolidation principles

The separate financial statements of the companies included in the consolidated financial statements are prepared in accordance with uniform accounting policies and were all prepared as of the reporting date of the consolidated financial statements.

For companies that were acquired after 1 January 2004, acquisition accounting is performed in accordance with IFRS 3 (»Business combinations«), under which all business combinations must be accounted for using the »purchase method« of accounting, whereby the acquired assets and liabilities are to be recognised at fair value.

Any amount by which the cost of acquisition exceeds the interest in the fair values of assets, liabilities, and contingent liabilities is recognised as goodwill and subjected to regular impairment tests. Negative goodwill is immediately recognised in profit and loss. Goodwill arising before 1 January 2004 is still recognised in reserves.

Shares in the equity of subsidiaries that are not held by the parent company are reported as »minority interests«.

Inter-company receivables, liabilities, provisions, revenues, and expenses between consolidated companies are eliminated in the consolidation accounting.

This also applies for inter-company profits from deliveries effected or services rendered between group companies provided that the amounts from these transactions are still held by the group at the reporting date.

Currency translation

The functional currency for KRONES AG is the euro.

The financial statements of the consolidated companies that are denominated in a foreign currency are translated on the basis of the functional currency concept [IAS 21] using a modified closing rate method. Because the subsidiaries operate primarily independently in the economic environment of their respective countries, the functional currency is always the relevant local currency for each subsidiary. Thus, in the consolidated financial statements, assets and liabilities are translated at the closing rate as on the reporting date, while income and expenses from the financial statements of subsidiaries are translated at average annual rates.

Any exchange differences resulting from these different rates in the balance sheet and income statement are recognised directly in equity. Exchange differences resulting from the translation of equity using historical exchange rates are also recognised directly in equity.

In the separate financial statements of KRONES AG and its subsidiaries, receivables and liabilities in foreign currencies are translated using the exchange rate at the time of the transaction and exchange differences are recognised in profit or loss at the closing rate. Non-monetary items in foreign currencies are stated at historical cost.

Exchange rate differences compared with the previous year arising from acquisition accounting are recognised directly in equity in other retained earnings.

The exchange rates of those currencies that have a material impact on the group's financial statements have moved against the euro as follows:

		Closing rate		Average rate	
		30 Sep 2009	31 Dec 2008	2009	2008
US dollar	USD	1.467	1.398	1.367	1.523
British pound	GBP	0.910	0.959	0.887	0.782
Swiss franc	CHF	1.509	1.488	1.511	1.608
Danish krone	DKK	7.445	7.452	7.448	7.458
Canadian dollar	CAD	1.573	1.717	1.595	1.550
Japanese yen	JPY	131.250	126.400	129.657	161.092
Brazilian real	BRL	2.621	3.257	2.854	2.569
Chinese renminbi (yuan)	CNY	10.011	9.536	9.353	10.654
Mexican peso	MXN	19.765	19.259	18.648	16.020
Ukrainian hryvnia	UAH	12.084	10.692	11.106	7.514
South African rand	ZAR	10.883	13.170	11.916	11.726
Kenyan shilling	KES	109.548	108.660	110.177	103.830
Nigerian naira	NGN	220.050	189.650	205.944	181.040

Accounting policies

The separate financial statements of KRONES AG and its domestic and foreign subsidiaries have been prepared using uniform accounting policies, in accordance with IAS 27.

Some discretion has been used in preparing the consolidated financial statements, particularly in terms of measurement of non-current assets, inventories, receivables, pension provisions, and provisions, because their preparation requires some critical estimates and forecasts.

Intangible assets

Purchased and internally generated intangible assets, excluding goodwill, are recognised pursuant to IAS 38 if it is sufficiently probable that the use of the asset will result in a future economic benefit and the cost of the asset can be reliably determined. They are stated at cost and amortised systematically on a straight-line basis over their estimated useful lives. The amortisation of intangible assets is carried out over a useful life of between three and five years and recognised under »Depreciation and amortisation of intangible assets and property, plant and equipment.«

Research and development costs

Development costs of the KRONES GROUP are capitalised at cost to the extent that costs can be allocated reliably and the technical feasibility and a future economic benefit as a result of their use are probable. According to IAS 38, research costs cannot be recognised as intangible assets and are, therefore, recognised as an expense in the income statement when they are incurred.

Goodwill

No goodwill was acquired.

Property, plant and equipment

Property, plant and equipment are accounted for at cost less scheduled depreciation on a straight-line basis over their estimated useful lives. The cost of internally generated plant and equipment comprises all costs that are directly attributable to the production process and an appropriate portion of overheads. Borrowing costs are not recognised as »cost«.

A revaluation of property, plant and equipment pursuant to IAS 16 was not carried out.

Scheduled depreciation is based on the following useful lives, which are applied uniformly.

	In years
Buildings	14 – 50
Technical equipment and machines	5 – 18
Furniture and fixtures and office equipment	3 – 15

In figuring the useful lives, the different components of an asset with significantly different costs were taken into account.

Government grants are only recognised if there is reasonable assurance that the conditions attaching to them will be complied with and the grants will be received.

Apart from grants related to income, which are recognised in their full amount in profit or loss, grants related to assets are deducted in arriving at the carrying amount of the asset on the balance sheet and recognised in profit and loss by way of a reduced depreciation charge in the subsequent periods.

Leases

Leases in which the KRONES GROUP, as the lessee, bears substantially all the risks and rewards incident to ownership of the leased asset are treated as finance leases pursuant to IAS 17 upon inception of the lease. The leased asset is recognised as a non-current asset at fair value or, if lower, at the present value of the minimum lease payments. The leased asset is depreciated systematically using the straight-line method over the shorter of its »estimated useful life« or the »lease term«. Obligations for future lease instalments are recognised as »other liabilities«.

In the case of operating leases, the leased assets are treated as assets belonging to the lessor since the lessor bears the risks and rewards.

Financial instruments

Financial instruments under IAS 39 used by KRONES consist of the following:

- Financial instruments held for trading (derivative financial instruments)
- Available-for-sale financial instruments
- Financial receivables and liabilities

For the measurement categories, the carrying amounts correspond to the fair values.

Because there is no active market for the financial assets, they are recognised at amortised cost.

The fair values and carrying amounts are based on market rates and observable ongoing market transactions.

Transactions against cash settlement are accounted for using the settlement date. Derivative financial instruments are accounted for using the trade date.

Net gains and losses include impairments and measurement changes for derivative financial instruments and are explained in the notes to the relevant measurement categories.

Pursuant to IAS 39, the classes under IFRS 7 also include cash proceeds and liabilities from finance leases in addition to the categories listed above.

Disclosures about risk reporting as specified under IFRS 7 are included in the risk report within the consolidated management report.

Financial assets

Financial assets other than securities are recognised at cost, less impairment losses. Non-current securities are classified as »available for sale« and recognised at fair value directly in equity. No assets are classified as »held to maturity.«

Moreover, the »fair value option« provided for under IAS 39 is not applied to any balance sheet items within the KRONES GROUP.

Derivative financial instruments

The derivative financial instruments used within the KRONES GROUP are used to hedge against currency risks from operating activities.

The primary category of currency risk at KRONES is transaction risks arising from exchange rates and cash flows in foreign currencies. These currencies are, primarily, the US dollar and Swiss franc.

Within the hedging strategy, 100% of items denominated in foreign currencies are generally hedged. The primary hedging instruments used for this are forward exchange contracts and, occasionally, swaps, including currency swaps.

The strategy objective is to minimise currency risk by using hedging instruments that are viewed as highly effective and thus both hedging the exchange rate and achieving planning security.

The derivative financial instruments are measured at fair value at the balance sheet date. Gains and losses from the measurement are recognised as profit or loss on the income statement unless the conditions for hedge accounting are met.

The derivative financial instruments for which hedge accounting is applied comprise forward currency contracts and currency swaps whose changes in fair value are recognised either in income (»fair value hedge«) or in equity (»cash flow hedge«). In the case of cash flow hedges, to mitigate currency risks from existing underlying transactions, changes in fair value are initially recognised directly in equity and subsequently transferred to the income statement when the hedged item is recognised in the income statement. The derivative financial instruments are measured on the basis of the relevant commercial bank's forward rates.

They are derecognised only when substantially all risks and rewards of ownership are transferred.

Receivables and other assets

Receivables and other assets, with the exception of derivative financial instruments, are assets that are not held for trading. They are reported at amortised cost. Receivables with maturities of over one year that bear no or lower-than-market interest are discounted. Impairments are recognised to take account for all identifiable risks. The indicators used for this are the ageing of the receivables and the customer's business situation.

Inventories

Inventories are stated at the lower of cost or net realisable value. Cost includes those costs that are directly related to the units of production and an appropriate portion of fixed and variable production overheads. The portion of overheads is determined on the basis of normal operating capacity. Selling costs, general administrative costs, and borrowing costs are not included in the costs of inventories. For inventory risks arising from increased storage periods or reduced usability, write-downs are made on the inventories.

For the sake of convenience in measuring materials and supplies, the FiFo and weighted average cost formulas are applied.

Construction contracts for specific customers

Construction contracts for specific customers that are in progress are recognised according to the degree of completion pursuant to IAS 11 (»percentage-of-completion method«). Under this method, contract revenue is recognised in accordance with the percentage of physical completion of the lines and machines at the balance sheet date. The percentage of completion corresponds to the ratio of contract costs incurred up to the balance sheet date to the total costs calculated for the contract. The construction contracts are recognised under trade receivables.

Deferred tax items

Deferred tax assets and liabilities are recognised using the balance-sheet oriented »liability method«. This involves creating deferred tax items for all temporary differences between the tax and IFRS balance sheet carrying amounts and for consolidation procedures affecting income.

The deferred tax items are computed on the basis of the national income tax rates that apply in the individual countries at the time of realisation. Changes in the tax rates are taken into account if there is sufficient certainty that they will occur. Where permissible under law, deferred tax assets and liabilities have been offset.

Provisions for pensions

Provisions for pensions are calculated using the »projected unit credit method« pursuant to IAS 19. Under this method, known vested benefits at the reporting date as well as expected future increases in pensions and salaries are taken into account with due consideration to relevant factors that will affect the benefit amount, which are estimated on a prudent basis. The provision is calculated on the basis of actuarial valuations that take into account biometric factors.

Actuarial gains and losses are only recognised as income or expenses if they exceed 10% of the obligations. These are recognised over the expected average remaining working lives of the employees.

Other provisions

Other provisions are recognised when the group has an obligation to a third party as a result of a past event, an outflow is probable, and a reliable estimate of the amount of the obligation can be made. Measurement of these provisions is computed at fully attributable costs or on the basis of the most probable expenditures needed to settle the obligation.

Provisions with a residual term of more than one year are recognised at the present value of the probable expenditures needed to settle the obligation at the reporting date.

Financial liabilities

For initial recognition, in accordance with IAS 39, financial liabilities are measured at the cost that is equivalent to the fair value of the consideration given. Transaction costs are included in this initial measurement of financial liabilities. After initial recognition, all financial liabilities are measured at amortised cost.

Sales revenues

With the exception of those contracts that are measured according to IAS 11, sales revenues are recognised, in accordance with the criteria laid out under IAS 18, when the significant risks and rewards of ownership are transferred, when a price is agreed or can be determined, and economic benefit from the sale of goods is sufficiently probable.

Sales revenues are reported less reductions.

Segment reporting

Intrasegment transfers are conducted under the same conditions as transfers among third parties. Intersegment revenues are negligible.

Shareholdings

Name and location of the company	Share in capital held by KRONES AG in %*
neusped Neutraublinger Speditions-GmbH, Neutraubling, Germany	100.00
KIC KRONES Internationale Cooperations-Gesellschaft mbH, Neutraubling, Germany	100.00
ecomac Gebrauchtmaschinen GmbH, Neutraubling, Germany	100.00
MAINTEC Service GmbH, Collenberg/Main, Germany	51.00
S.A. KRONES N.V., Louvain-la-Neuve, Belgium	100.00
KRONES Nordic ApS, Holte, Denmark	100.00
KRONES S.A.R.L., Lyon, France	100.00
KRONES UK LTD., Bolton, UK	100.00
KOSME UK LTD., Burton on Trent Staffordshire, UK	100.00
KRONES S.R.L., Garda (VR), Italy	100.00
KOSME S.R.L., Roverbella, Italy	100.00
SMEFIN S.R.L., Roverbella, Italy	100.00
KRONES Nederland B.V., Bodegraven, Netherlands	100.00
KOSME Gesellschaft MBH, Sollenau, Austria	100.00
KRONES Spólka z.o.o., Warsaw, Poland	100.00
KRONES Portugal Equipamentos Industriais Lda., Barcarena, Portugal	100.00
KRONES O.O.O., Moscow, Russian Federation	100.00
KRONES Romania Prod. S.R.L., Bucharest, Romania	100.00
KRONES AG, Buttwil, Switzerland	100.00
KRONES Iberica, S.A., Barcelona, Spain	100.00
KRONES S.R.O., Prague, Czech Republic	100.00
KRONES Ukraine LLC, Kiev, Ukraine	100.00
MAINTEC Service EOOD, Sofia, Bulgaria	51.00
MAINTEC Service Ges.m.b.H, Dorf an der Pram, Austria	51.00
KRONES Surlatina S.A., Buenos Aires, Argentina	100.00
KRONES DO BRAZIL LTDA., São Paulo, Brazil	100.00
KRONES S.A., São Paulo, Brazil	100.00
KRONES Machinery (Taicang) Co. Ltd., Taicang, China	100.00
KRONES Trading (Taicang) Co. Ltd., Taicang, China	100.00
KRONES (Beijing) Machinery Co. Ltd., Beijing, China	100.00
KRONES Asia Ltd., Hong Kong, China	100.00
KRONES India Pvt. Ltd., Bangalore, India	100.00
KRONES Japan Co. Ltd., Tokyo, Japan	100.00
KRONES Machinery Co. Ltd., Brampton, Ontario, Canada	100.00
KRONES LCS Center East Africa Limited, Nairobi, Kenya	100.00
KRONES Andina Ltda., Bogotá, Colombia	100.00
KRONES Korea Ltd., Seoul, Korea	100.00
KRONES MEX S.A. DE C.V., Mexico City, Mexico	100.00
KRONES LCS Center West Africa Limited, Lagos, Nigeria	100.00
KRONES Southern Africa (Prop.) Ltd., Johannesburg, South Africa	100.00
KRONES (Thailand) Co. Ltd., Bangkok, Thailand	100.00
KRONES, Inc., Franklin, Wisconsin, USA	100.00
Maquinarias KRONES de Venezuela S.A., Caracas, Venezuela	100.00
Beverage Consulting and Engineering. Co. Ltd., Bangkok, Thailand	49.00

* Direct and indirect shareholdings.

Members of the Supervisory Board and the Executive Board

Following fulfilment of the requirements for application of the German Codetermination Act [*Mitbestimmungsgesetz*] of 1976 in 1987, the Supervisory Board was extended from 6 to 12 members. Pursuant to § 8 (1) of the articles of association, six members are elected from among the shareholders in accordance with the German Stock Corporation Act (§§ 96 (1) and 101). Six members are elected by the employees pursuant to §§ 1(1) and 7 (1) Sentence 1 No. 1 of the Codetermination Act.

Supervisory Board

Ernst Baumann
Chairman
Member of the Executive Board of BMW AG until 30 November 2008

Werner Schrödl**
Chairman of the Central Works Council
Deputy Chairman

Dr. Klaus Heimann**
Director of the Youth, Training and Qualification Policy Division of IG METALL
* MAN AG

Dr. Jochen Klein
Chairman of the advisory council of DÖHLER HOLDING GMBH
* DÖHLER GROUP
HOYER GROUP

Prof. Dr. Ing. Erich Kohnhäuser
* MAX AICHER STAHL AG

Norman Kronseder
KRONSEDER FAMILY OFFICE
* BAYERISCHE FUTTERSAATBAU GMBH

Philipp Graf von und zu Lerchenfeld
Member of the Bavarian Landtag, Dipl.-Ing. agr., auditor and tax consultant

Dr. Alexander Nerz
Attorney

Johann Robold**
Member of the Works Council

Anton Schindlbeck**
Head of sales for LCS

Jürgen Scholz**
1st authorised representative and treasurer of the IG METALL administrative office in Regensburg

Josef Weitzer**
Chairman of the Works Council
Member of the Board of Directors of Sparkasse Regensburg

Executive Board

Volker Kronseder
Chairman
Group Communication, Personnel Management and Social Affairs
* KRONES INC., USA

Hans-Jürgen Thaus
Deputy Chairman
Finance, Controlling, Information Management and Process Management
* KURTZ GMBH
* KRONES INC., USA

Rainulf Diepold
Marketing and Sales

Werner Frischholz
Materials Management and Production

Christoph Klenk
Research and Development, Engineering and Product Divisions
* WINKLER & DÜNNEBIER AG

* Other Supervisory Board seats held, pursuant to § 125 (1), Sentence 3 of the German Stock Corporation Act
** Elected by the employees

In addition, each of the Group companies is the responsibility of two members of the Executive Board.

Glossary

Assets	Assets which are intended to permanently serve the business operations.
Associated enterprises	See subsidiaries
Cash flow	Financial flow variable indicating the cash surplus (net income plus depreciation).
Consolidated cash flow statement	Statement of inflows and outflows of cash that shows the sources and uses of funds within the financial year.
Corporate governance	Responsible corporate management and supervision that is oriented toward long-term value creation.
DAX	Deutscher Aktienindex (DAX). Index containing the 30 biggest German companies (based on market capitalisation and trading volume).
Deferred tax items	Temporary differences between the taxes calculated on the results reported on tax statements and those calculated on the results recognised in the financial statements under IFRSs. The purpose is to show the tax expense in relation to the result under IFRSs.
EBITDA	Earnings before interest, taxes, depreciation and amortisation.
EBIT	Earnings before interest and taxes.
EBT	Earnings before taxes.
Equity	Funds made available to the company by the owners by way of contribution and/or investment plus retained earnings (or losses).
Free float	Portion of the total number of shares outstanding that is available to the public for trading.
IFRSs	International Financial Reporting Standards. Accounting standards issued by the International Accounting Standards Board (IASB) that are harmonised and applied internationally.
Market capitalisation	The value of a company based on the market price of issued and outstanding ordinary shares. Calculated by multiplying the share price by the number of shares.
MDAX	Index that contains the 50 biggest German and non-German companies (based on market capitalisation and trading volume) in the traditional sectors after those included in the DAX .
Net cash and equivalents	Cash and highly liquid securities under current assets less liabilities to banks.
Price/earnings (PE) ratio	The PE ratio is an important ratio for evaluating shares. It is calculated by dividing the share price by earnings per share. The lower the PE ratio, the better the value.
Return on equity	Ratio of net income to equity.
Return on equity before taxes	Ratio of earnings before taxes to average equity.
ROCE	Ratio of EBIT to average capital employed (total assets less interest-free liabilities and other provisions).
ROI	Return on investment. Ratio of earnings before taxes to total capital.
ROS	Return on sales. Ratio of earnings before taxes to sales.
Subsidiaries	All companies that are controlled, directly or indirectly, by a parent company due to majority interest and/or common management.
Total debt	Combined term for the provisions, liabilities, and deferred income stated on the liabilities side of the balance sheet.
Working capital	Working capital is calculated as current assets less cash and cash equivalents and less trade payables. Working capital expresses the portion of assets that are working for the company, i.e. generating sales revenues.
XETRA trading system	Electronic stock market trading system.

KRONES AG
Investor Relations
Fax +49 9401 70-3786
E-mail investor-relations@krones.com
Internet www.krones.com
Böhmerwaldstrasse 5
93073 Neutraubling
Germany

Olaf Scholz
Phone +49 9401 70-1169

